FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:          January, 2003

Commission File Number:          SEC #1-13812
Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F         X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                   No         X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: January 27 , 2003	By:	/s/ Barbara Henderson
Barbara Henderson
Vice President Investor Relations

PMU News Release #03-01
TSX, AMEX Symbol PMU	January 27, 2003

UPDATE ON EL SALVADOR DRILL PROGRAMS AND DENTON-RAWHIDE MINE

Pacific Rim Mining Corp. is pleased to provide an update on its exploration activities in El Salvador and on production at the Company’s 49%-owned Denton-Rawhide gold mine in Nevada.

La Calera Drilling Underway, El Salvador

Drilling has begun on the Pacific Rim’s La Calera Project, located 20 kilometers from the Company’s El Dorado project along improved gravel/paved roads. The La Calera project hosts outcropping epithermal veins that contain bonanza gold grades. A 200 meter segment of the Rosa Vein (one of several known gold-bearing veins) averages 2 meters in width and 12.7 g/t gold based on 8 surface trenches. Pacific Rim will focus its first several drill holes on this vein. A minimum of 10 drill holes are planned in this initial scout drilling program.

El Dorado, El Salvador

With the onset of the dry season, a systematic program of surface mapping and sampling has begun in two areas at El Dorado: the east side of the Central District and the North District. New base maps have been created enabling quicker mapping. This work continues the focus of locating and sampling the veins with special emphasis on the structural geology. The goal is to have mapped and sampled these areas by the end of the dry season in June and identify structural traps at the bonanza level of mineralization.

Infill drilling of selected targets in the Central District is completed for the time being, and drilling is now focused on the strike extents of the Coyotera Vein in the North District. Coyotera has an indicated resource of 566,500 tonnes averaging 8.44 g/t Au and 71 g/t Ag calculated at a 6 g/t cutoff. This equates to a resource of 153,718 ounces of gold and 1.3 million ounces of silver (*see NI 43-101 Disclosure section). The resource is contained in a vein averaging 5 meters in width and as such, may be amenable to lower cost mining methods. Current drilling will test the strike extent of this mineralization beyond the current resource area. Previous drilling encountered difficulty with core recoveries from specific portions of the Coyotera vein resource area, and as such, the current resource estimate may be understated. Pacific Rim’s drilling will attempt to resample these areas, as well as extend the resource area.

Six new drill holes from the El Dorado Central District have been assayed since the previous news release and are presented in the following table. Drill hole P02-227 was drilled across the intersection of the Chica and Cubias Veins at depth. Hole 228 was an infill hole on the northern Nueva Esperanza. Neither drill hole intersected mineralization above the 6 g/t Au cutoff. Drill holes P02-229 and 231 are infill holes in the South Minita area. Holes P02-230 and 232 are wide spaced holes testing the Rosario Vein at depth. These holes intersected reasonable grades of gold mineralization, but over widths of less than 1 meter.

† Top portion of hole P02-226 reported on in Pacific Rim news release #02-17, dated December 3, 2002

A drill plan map is available at our website www.pacrim-mining.com

El Paisnal and Cerro Gaspar Projects, EL Salvador

A program of geologic mapping and sampling has begun on the El Paisnal and Cerro Gaspar projects. Both are early-stage projects with outcropping bonanza-grade veins and have received limited drilling in the past. This process will continue through the dry season.

“The first part of the New Year will be a defining time for Pacific Rim,” states Tom Shrake, CEO. “We will get our first subsurface look at the La Calera veins, which we hope maintain their width and grade at depth. We have launched a major targeting effort at El Dorado so that we are in a position to assess targets throughout the claim block. Additionally, we are mapping and sampling the El Paisnal and Cerro Gaspar projects. It is our goal to calculate updated resource estimates for the El Dorado project (and La Calera if warranted) in the coming months and initiate a feasibility study by summer.”

Rawhide Mine, Nevada

Production rates at the Denton-Rawhide gold mine in Nevada have stabilized and the outputs for December signal a rebound. Furthermore, the expected production shortfalls announced by Pacific Rim in its news release #02-17 dated December 3, 2002 were not as great as originally anticipated. Cash flows have also been aided by recent increases in the price of gold. The extent of the impact on Pacific Rim’s financial situation is therefore expected to be minimal.

The lower production rates in the fall are attributed to the placement of a greater proportion of sulfide ore earlier in the year. These sulfide materials have slower recoveries, but their effect on production rates is expected to be short-lived.

A number of changes have been instituted by the mine staff in an attempt to further enhance recovery. Once the effects of these changes work their way through the leach pad, we will be in a position to more accurately predict the long term production at Rawhide and hence, the long term cash flows, although neither is expected to be materially affected.

About El Dorado

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a “Productive Interval” that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins (Minita and Coyotera) have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization. The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of gold and 2.5 million ounces of silver (**see NI 43-101 Disclosure section).

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

* The Coyotera resource estimate was calculated by Mr. P. LaCroix, P.Eng. on behalf of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) in March, 2001. Mr. LaCroix is a Qualified Person as defined in National Instrument 43-101. The Coyotera resource has not been scrutinized by either the Company’s Qualified Person (Mr. William Gehlen) or its independent consultants. Furthermore, it was not expressly prepared under the guidelines of NI 43-101. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which will include an updated estimate of the Coyotera resource.

**Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a NI-430101-compliant technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which may include an updated estimate of the Minita resource.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to future gold prices, future production from Denton-Rawhide, the expected size and focus of the Company’s current drill program, the controls on mineralization, and the potential for discovering additional gold mineralization.

The TSE and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.